AMEX "REX"
TSX Exchange "VIR"
ViRexx Medical Corp.                 For Immediate Release

        VIREXX TO LIST ON THE AMERICAN STOCK EXCHANGE
  - Trading on the AMEX to begin on December 23, 2005 under
                      the symbol REX -

EDMONTON, ALBERTA - December 23, 2005 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX) a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, announced today that it has cleared all comments from the U.S. Securities and Exchange Commission regarding its Form 20-F registration document and has received approval from the American Stock Exchange ("AMEX") for the listing of ViRexx's common shares on the AMEX. Trading on the AMEX is expected to commence today, December 23, 2005, at the opening of market under the symbol "REX". ViRexx's common shares will continue to trade on the Toronto Stock Exchange under the symbol "VIR".

"Achieving an AMEX listing is part of a larger strategy to increase our exposure and presence in the U.S. as we increase our clinical activity. As we advance and develop our broad product pipeline which includes the late stage OvaRexr MAb candidate that is in Phase III trials, it is important that we continue to seek new ways to expand our accessible shareholder base. This listing supports ViRexx's product development by increasing our access to potential U.S. investors," said Dr. Lorne Tyrrell, Chief Executive Officer of ViRexx.

The AMEX approval is contingent upon ViRexx being in compliance with all applicable listing standards on the date it begins trading on the AMEX, and such approval may be rescinded if ViRexx is not in compliance with such standards.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx's most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx's lead product candidate, OvaRexr MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx's licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

 THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
                      CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Lorne Tyrrell                   Chris Marcus
Chief Executive Officer         Investor Relations
ViRexx Medical Corp.            Fyre Marketing
Tel: (780) 433-4411             Tel: (512) 542-9916
Fax: (780) 436-0068             Chris@FyreInvestor.com
ltyrrell@virexx.com